Exhibit 99.11

FORM 52-109F2R
Certification of Refiled Interim Filings
Full Certificate

This certificate is being filed on the same date that Bespoke Capital Acquisition Corp. (the “issuer”) has refiled its interim financial report and MD&A for the interim period ended September 30, 2020.

I, Mark Harms, Chief Executive Officer of Bespoke Capital Acquisition Corp., certify the following:

1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of the issuer for the interim period ended September 30, 2020.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

A.	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

I.	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

II.	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

B.	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1 Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is based on the principles set out in the Internal Control - Integrated Framework (2013) published by The Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2 ICFR – material weakness relating to design: The issuer has disclosed in its interim MD&A for each material weakness relating to design existing at the end of the interim period

(a)	a description of the material weakness;

(b)	the impact of the material weakness on the issuer’s financial reporting and its ICFR; and

(c)	the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3	Limitation on scope of design: N/A.

6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on July 1, 2020 and ended on September 30, 2020 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

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Date: March 31, 2021

(signed) “Mark Harms”

Mark Harms

Chief Executive Officer

[Form 52-109F2R – Restated Q3 2020 Filings – CEO Certification]